OSK CAPITAL II CORP

April 7, 2006

VIA EDGAR

Tia Jenkins
Brian K. Bhandari
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C., 20549

Re: OSK Capital II Corp. comment letter dated March 22, 2006

Dear Ms. Jenkins and Mr. Bhandari,

We have reviewed your letter dated March 22, 2006 concerning the following comments. Under each comment we have responded and have provided additional information to bring about a resolution of these matters. At any time we would welcome you contacting us concerning any of the additional information or our interpretations of the information.

1.	Form 8-K/A filed February 2, 2006

Please amend this report to file an audit report covering the 2004 pre-acquisition financial statements of Teliphone.

RESPONSE

We will amend this report with the addition of the Canadian auditor’s report for the 2004 Teliphone Inc. Year end.

2.	Form 10-QSB/A for the period ended June 30, 2005

2.1.	Financial Statements

2.1.1.	Notes to Financial Statements

We note your interim financial statements have been restated. Please provide a note to the financial statements that thoroughly explains and quantifies all revisions made as required by paragraph 37 of APB 20.

RESPONSE

We have included this note in the amended financial statements.

3.	Form 10-KSB/A for the year ended September 30, 2005

3.1.	Management’s Discussion and Analysis of Results of Operations and Financial Condition.

OSK Capital II Corp. / Teliphone Inc. 1080 Beaver Hall, suite 1555 Montréal, Québec, Canada H2Z 1S8 (514) 313-6000, 877 TELIPHONE www.teliphone.ca info@teliphone.ca

OSK CAPITAL II CORP

The type of revenue generated during 2005 appears to have been derived from retail services (Mobile and residential VoIP) and to a lesser extent, small business VoIP. Please confirm if true and revise the discussion to clarify.

RESPONSE

The information as it has been disclosed is correct. The Company generates revenues from sales of hardware and services to various market segments. In 2005, the majority of revenue was derived by sales to Residential customers, with a small amount generated by sales to Business customers.

We will review our Management’s Discussion and Analysis to ensure that this revenue generation description is consistent throughout the disclosure in our amended filing.

3.2.	Financial Statements

3.2.1.	General

Please revise to file an audit report covering the financial statements for the year ended September 30, 2004 as indicated in your index to consolidated financial statements.

RESPONSE

We will include a copy of the audit report covering this file by Schwartz Levitsky Feldman, LLP in our amended filing.

3.2.2.	Consolidated Balance Sheet, page 3

Please disclose the allowance for doubtful amounts on the face of the balance sheet or in a note thereto. Also, revise your statements of cash flows to disaggregate your provision for bad debts from the net changes in accounts receivable and present it as an adjustment in the reconciliation of net loss to net cash used in operations.

RESPONSE

The allowance for doubtful amounts has been included in the accounts receivable footnote. It can be found in Note 2 under the heading “ACCOUNTS RECEIVABLE”. With regards to the statements of cash flows, these will be changed in the amended filing.

3.2.3.	Consolidated Statements of Operations, page 4

We note you provide VoIP services and related hardware to your customers. We also note that you presented gross margin on your income statement. Please revise to include in cost of sales telecommunication network costs (e.g. bandwidth, etc.) and other costs that are directly related to providing VoIP services.

In a recapitalization, shares issued to effect the transaction should be retroactively restated. It appears your calculation of weighted average shares outstanding does not consider these shares as being outstanding from the beginning of the period. Please revise your disclosure of earnings per share and weighted average shares outstanding for 2004 and 2005. Also, revise your statement of stockholders’ equity to retroactively effect the recapitalization.

OSK Capital II Corp. / Teliphone Inc. 1080 Beaver Hall, suite 1555 Montréal, Québec, Canada H2Z 1S8 (514) 313-6000, 877 TELIPHONE www.teliphone.ca info@teliphone.ca

OSK CAPITAL II CORP

RESPONSE

With regards to Telecommunications Network Costs, these costs have been included in Cost of Goods Sold.

With regards to the comment on the weighted average of shares outstanding, this will be corrected in the amended filing.

3.3.	Notes to Financial Statements

3.3.1.	General

Upon review of Item 10 - Executive Compensation, we note you issued 75,000 stock options per quarter to Mr. Metrakos starting March 1, 2005. Please revise to comply with the disclosure provisions of SFAS 123 (see paragraphs 46 through 48) and SFAS 148, particularly paragraphs 1 and 2 (e)(c). Also, revise your statement of cash flows to present the issuance of these shares as a non-cash transaction.

In light of the comment above, the fact that your shares are not currently trading over the counter and considering that the accumulated options will be valued at the average of the first 22 days of trading, tell us in detail how you have determined the fair value of these options. In your response, include references to appropriate authoritative guidance supporting your conclusion.

RESPONSE

These stock options were never issued since the company is not trading over the counter. We will correct this entry in the amended report. Stock option plans will be disclosed once they are finalized and the company is trading over the counter.

3.4.	Note 2- Summary of Significant Accounting Policies

3.4.1.	Currency Translation, page 9

Based on the presentation in your financial statements, it appears your primary operations are in Canada and your reporting currency is the United States dollar. Please revise your foreign currency translation accounting policy to clearly disclose your functional currency, if different from your reporting currency. Also, revise to disclose the reporting currency on the face of the financial statements.

RESPONSE

This will be re-stated in the amended filing.

3.4.2.	Revenue Recognition, page 10

You disclose in the Segment Information policy note that “hardware sales are only necessary to receive the [VoIP] service”. If it is only necessary for a customer to have the hardware in order to receive the VoIP service, it appears to us that the hardware has no value to the customer on a standalone basis, a requirement that must be met in order to account for the delivery of the phone as a separate revenue-generating activity. You disclose that revenue relating to hardware sales is recognized upon delivery to the subscriber and VoIP service revenue is recognized as the service is rendered, presumably over the term of the subscription. Tell us how you determine the selling price of the hardware and tell us also what happens to the hardware when the service subscription ends (e.g., do the customers keep the device or return it to you). If the customers keep the device, can it be used with another provider’s VoIP service or is it a proprietary device? If the customers return the device to you, do they receive any type of credit or return of security deposit? Tell us why it is appropriate to treat the delivery of the hardware as a separate unit of accounting. Refer to the guidance in EITF 00-21, Revenue Arrangements with Multiple Deliverables.

OSK Capital II Corp. / Teliphone Inc. 1080 Beaver Hall, suite 1555 Montréal, Québec, Canada H2Z 1S8 (514) 313-6000, 877 TELIPHONE www.teliphone.ca info@teliphone.ca

OSK CAPITAL II CORP

Tell us how cancellation policies are considered in your revenue recognition policies.

RESPONSE

The Company typically sells the hardware device at a subsidized price (below cost) in order reduce the barrier to entry for the service by the customer, who then agrees to continue the service for a minimum of one year. The cost of the hardware is recovered through monthly service revenues. The price of the hardware is therefore determined on the sales incentive program that we decide to use for a particular segment.

The hardware device is “locked” in order to only enable it with our services. Therefore, after the service contract, if the client does not renew, the device becomes unusable by the client. In some cases, the early termination of service prior to the end of the service contract results in a penalty which permits the Company to recover any subsidized costs upon cancellation of contract.

If the device is in working order at the end of the service contract, and there is a need for demonstration units, we may credit the customer a nominal amount for returning the device to us.

In the second quarter of 2006, we have begun to expand our services to the Wholesale segment. In these cases, we are able to offer our services over hardware that we have not sold to the end user. As a result, we will present segmented revenues for both hardware and services starting from our March 31, 2006 form 10-QSB.

With regards to revenue recognition of cancellation fees, our contracts with customers indicate that we have the right to charge a cancellation fee if the contract is broken prior to its term. In 2005, cancellation fees were minor and included in revenue upon cancellation of the related contract.

3.4.3.	Note 10 - Subsequent Events

We note you entered into a transaction to acquire certain assets from Iphonia on December 7, 2005. Please tell us whether this transaction has been consummated and also tell us whether this transaction is considered to be a business acquisition or the acquisition of assets. Please address each of the conditions of Rule 11-01(d) of Regulation S-X in your response. Please provide the current status of this transaction in the December 31 Form 10-QSB.

RESPONSE

The Company has entered into a Letter of Intent to acquire iPhonia’s customer base and its revenues, along with telecommunications equipment and software licensing in the December 7, 2005 asset acquisition. Clients of Iphonia who will be transferred to our subsidiary Teliphone Inc. purchase the same types of products and services, ie. VoIP and VoIP hardware devices. Therefore, we do not anticipate requiring segmentation of revenues for these clients.

OSK Capital II Corp. / Teliphone Inc. 1080 Beaver Hall, suite 1555 Montréal, Québec, Canada H2Z 1S8 (514) 313-6000, 877 TELIPHONE www.teliphone.ca info@teliphone.ca

OSK CAPITAL II CORP

As of the filing of the September 30, 2005 form 10-KSB/A, the acquisition of the assets had not occurred. As of the filing of the December 31, 2005 10-QSB, the acquisition of the assets had not occurred. We anticipate that by the filing of the March 31, 2006 10-QSB that the acquisition will be consummated.

4.	Form 10-QSB/A for the period ended December 31, 2005

4.1.	General

Please revise your Form 10-QSB to include applicable comments above on amended form 10-KSB

RESPONSE

This will be amended as required.

4.2.	Financial Statements

4.2.1.	Statement of Cash Flows

Foreign currency translation gains or losses that are included in Other Comprehensive Income are not adjustments in the reconciliation of net loss to cash used in operations. Please revise

RESPONSE

The Company has amended the statement of cash flows with respect to its placement of the effect on foreign currency in the amended financial statements.

4.2.2.	Other Exchange Act Filings

Please file an Item 4.02 Form 8-K related to the restatement of the quarter ended June 30, 2005 and any other pending restatements.

RESPONSE

The Company will file an 8-K to reflect that the merger with Teliphone Inc., a Canadian corporation was consummated on June 8, 2005. The merger was accounted for as a recapitalization of Teliphone Inc., the results of operations for periods prior to the merger are those of Teliphone Inc., Teliphone Inc.'s accumulated deficit was brought forward, and Teliphone Inc.'s historical stockholder's equity prior to the merger was retroactively restated for the equivalent number of shares received in the merger.

There are no other current or pending restatements.

OSK Capital II Corp. / Teliphone Inc. 1080 Beaver Hall, suite 1555 Montréal, Québec, Canada H2Z 1S8 (514) 313-6000, 877 TELIPHONE www.teliphone.ca info@teliphone.ca

OSK CAPITAL II CORP

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ George Metrakos
_______________________________
George Metrakos

President & CEO
OSK Capital II Corp.

President
Teliphone Inc.

Tel: 514-313-6010
e-mail: gmetrakos@teliphone.ca

OSK Capital II Corp. / Teliphone Inc. 1080 Beaver Hall, suite 1555 Montréal, Québec, Canada H2Z 1S8 (514) 313-6000, 877 TELIPHONE www.teliphone.ca info@teliphone.ca